MANAGEMENT’S DISCUSSION & ANALYSIS | March 31, 2021

| MANAGEMENT’S DISCUSSION & ANALYSIS |

This Management’s Discussion and Analysis (“MD&A”) dated May 13, 2021 presents an analysis of the financial position of CI Financial Corp. and its subsidiaries (“CI”) as at March 31, 2021, compared with December 31, 2020, and the results of operations for the quarter ended March 31, 2021, compared with the quarter ended March 31, 2020 and the quarter ended December 31, 2020.
CI’s Interim Consolidated Financial Statements have been prepared in accordance with International Accounting Standard 34 as issued by the International Accounting Standards Board. Amounts are expressed in Canadian dollars. The principal subsidiaries referenced herein include CI Investments Inc. (“CI Investments”) and Assante Wealth Management (Canada) Ltd. (“AWM” or “Assante”). CI has two reportable segments: Asset Management and Wealth Management (formerly Asset Administration). These segments reflect CI’s current internal financial reporting, performance measurement, and strategic priorities. The Asset Management segment of the business includes the operating results and financial position of CI Investments and its subsidiaries, as well as the operating results and financial position of GSFM Pty Limited (“GSFM”). First Asset Investment Management Inc., formerly a subsidiary of CI Investments, was amalgamated on July 1, 2019. CI ETF Investment Management Inc. (“CI ETF”), formerly WisdomTree Asset Management Canada, Inc. and a subsidiary of CI Investments, was amalgamated on July 1, 2020. The Wealth Management segment includes the operating results and financial position of AWM and its subsidiaries, including Assante Capital Management Ltd. (“ACM”) and Assante Financial Management Ltd. (“AFM”), as well as the operating results and financial position of CI Private Counsel LP (“CIPC”), CI Investment Services Inc. (“CI Investment Services”, formerly BBS Securities Inc.), WealthBar Financial Services Inc., operating as CI Direct Investing (“CI Direct Investing”), Aligned Capital (“Aligned”), Surevest LLC (“Surevest”), OCM Capital Partners LLC (“One Capital”), The Cabana Group LLC (“Cabana”), Congress Wealth Management LLC (“Congress”), Balasa Dinverno Foltz LLC (“BDF”), Bowling Portfolio Management LLC (“Bowling”), Stavis & Cohen Private Wealth LLC (“Stavis Cohen”), Doyle Wealth Management LLC (“Doyle”), The Roosevelt Investment Group LLC (“Roosevelt”), and RGT Wealth Advisors LLC (“RGT”).
This MD&A contains forward-looking statements concerning anticipated future events, results, circumstances, performance or expectations with respect to CI Financial Corp. and its products and services, including its business operations, strategy and financial performance and condition. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar references to future periods, or conditional verbs such as “will”, “may”, “should”, “could” or “would”. These statements are not historical facts but instead represent management beliefs regarding future events, many of which by their nature are inherently uncertain and beyond management’s control.  Although management believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements involve risks and uncertainties. The material factors and assumptions applied in reaching the conclusions contained in these forward-looking statements include that the investment fund industry will remain stable and that interest rates will remain relatively stable.  Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market conditions, including interest and foreign exchange rates, global financial markets, the impact of the coronavirus pandemic, changes in government regulations or in tax laws, industry competition, technological developments and other factors described or discussed in CI’s disclosure materials filed with applicable securities regulatory authorities from time to time.

Q1 Financial Report	2	March 31, 2021

| MANAGEMENT’S DISCUSSION & ANALYSIS |

The foregoing list is not exhaustive and the reader is cautioned to consider these and other factors carefully and not to place undue reliance on forward-looking statements. Other than as specifically required by applicable law, CI undertakes no obligation to update or alter any forward-looking statement after the date on which it is made, whether to reflect new information, future events or otherwise.
This MD&A includes several non-IFRS financial measures that do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. CI believes that these financial measures provide information that is useful to investors in understanding CI’s performance and facilitate a comparison of quarterly and full year results from period to period. Descriptions of these non-IFRS measures and reconciliations to the nearest IFRS measure, where necessary, are provided in the “Non-IFRS Measures” section of this MD&A. Note that figures in tables may not add due to rounding.

Q1 Financial Report	3	March 31, 2021

| MANAGEMENT’S DISCUSSION & ANALYSIS |

BUSINESS OVERVIEW
CI is a diversified wealth management firm and one of Canada’s largest independent asset management companies. CI’s principal business is the management, marketing, distribution and administration of investment products for Canadian investors. CI also provides financial advice, tax, retirement, estate and wealth planning services in Canada through Assante, CIPC, CI Direct Investing, Aligned, and in the United States through Surevest, One Capital, Cabana, Congress, BDF, Bowling, Stavis Cohen, Doyle, Roosevelt, and RGT. In addition, CI has asset management operations in Australia through its subsidiary GSFM. CI’s products are distributed primarily through brokers, independent financial planners and insurance advisors, including ACM, AFM, and Aligned financial advisors. CI operates through two business segments, Asset Management and Wealth Management.
The Asset Management segment provides the majority of CI’s income and derives its revenue principally from the fees earned on the management of investment funds and other fee-earning investment products. CI uses in-house teams and external investment managers to provide portfolio management services. These investment managers typically have long careers in the industry as well as extensive track records with CI. This lineup of investment managers provides a wide selection of styles and areas of expertise for CI’s funds and ETFs.
The Wealth Management segment derives its revenue principally from fees and commissions for providing financial planning and advice (which may include investment management services), and on the sale of investment funds and other financial products.
BUSINESS STRATEGY
In the fourth quarter of 2019, CI Financial announced a new strategic direction for the company, with the introduction of three strategic priorities:
•Modernize the asset management business
•Expand the wealth management platform
•Globalize the company
In establishing these priorities, CI sought input from a series of critical sources, including employees, clients, shareholders and industry analysts, and incorporated insights from observing market dynamics and industry trends. Each strategic priority builds on CI’s existing extensive capabilities to take advantage of opportunities in the marketplace.
A key factor in CI’s focus on modernizing its asset management business is that the rate and pace of change in the industry is at an all-time high, due to changes in demographics and investor preferences, changing client expectations for service and support, and ongoing regulatory change. This environment requires new services, new products and new approaches to meet investors’ changing needs.
CI also believes that the role of the advisor is more important than ever. As consumers' lives become increasingly complex and digital, CI’s breadth of capabilities uniquely positions the firm to be Canada's market leader; this is why expanding its wealth management platform is a strategic priority.

Q1 Financial Report	4	March 31, 2021

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With scale becoming increasingly important in the industry and difficult to achieve in Canada alone, CI is globalizing the company. This strategic priority will also help the firm secure access to global talent to complement its existing capabilities.
In executing its strategy, the firm is leveraging its strategic foundation comprised of people, technology, speed and financial strength. By deploying its human capital and capabilities, driving advanced technology into everything the firm does, embedding new ways of working to be faster and more nimble, and maximizing the benefits of its financial strength, CI intends to maintain and grow its leadership in the asset management and wealth management industries.
As CI evolves to meet the challenges of a rapidly changing investment industry, it continues to make significant investments in key areas of the business to drive growth and broaden revenue opportunities, while prudently controlling expenditures.
As of November 17, 2020, the Corporation’s shares began trading on the New York Stock Exchange (“NYSE”) under the symbol CIXX. CI sought the listing to broaden its investor base, increase its corporate profile in the U.S. market, and provide the option of offering shares as part of the purchase price when acquiring companies in the U.S. The listing supports CI’s strategic priorities of globalizing the firm and expanding its wealth management platform.
COVID-19 IMPACT
The COVID-19 pandemic has contributed to significant volatility in the financial markets. CI activated its business continuity plan in early March 2020 to mitigate risks, maintain operational efficiency and service levels, and address the health and safety concerns of our employees, clients and advisors.  The extent to which CI’s business, financial condition and results of operations will be impacted by the COVID-19 pandemic, including attempts to mitigate its effects, is uncertain and will depend on future developments, which continues to be unpredictable and rapidly evolving. A more detailed discussion can be found in “Business Continuity Risk” of the “Risk Management” section of this report.
KEY PERFORMANCE DRIVERS
Total assets under management (“total AUM”) includes core assets under management (“core AUM”) and U.S. assets under management. The key performance indicator for the Asset Management segment is the level of core AUM, and for the Wealth Management segment, the level of wealth management assets. CI’s total AUM and wealth management assets are primarily driven by fund performance, gross sales and redemptions of investment products, attracting new clients and the addition of new assets from current clients. As most of CI’s revenues and expenses are based on daily asset levels throughout the year, average assets for a particular period are critical to the analysis of CI’s financial results. While some expenses, such as trailer fees, vary directly with the level of AUM, some of CI’s expenses do not, such as a portion of overhead, discretionary spend, and deferred sales commissions. Over the long term, CI manages the level of its discretionary spend to be consistent with, or below, the growth in its revenue. In any given period, CI may choose to make investments in people or technology that benefit the long-term growth of the company.
CI uses several performance indicators to assess its results. These indicators are described throughout the results of operations and the discussion of the two operating segments and include the following measures prescribed by IFRS: net

Q1 Financial Report	5	March 31, 2021

| MANAGEMENT’S DISCUSSION & ANALYSIS |

income and earnings per share; and measures not prescribed by IFRS: adjusted net income, adjusted earnings per share, operating cash flow, free cash flow, EBITDA, adjusted EBITDA, EBITDA margin, adjusted revenue, adjusted EBITDA margin, dealer gross margin, net debt, asset management margin, and SG&A efficiency margin. Descriptions of these non-IFRS measures and reconciliations to IFRS are provided below.

Q1 Financial Report	6	March 31, 2021

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NON-IFRS MEASURES
CI reports certain financial information using non-IFRS measures as CI believes that these financial measures provide information that is useful to investors in understanding CI’s performance and facilitate a comparison of quarterly and full-year results from period to period.
Effective January 1, 2021, CI amended the definitions of adjusted net income, adjusted earnings per share, free cash flow, adjusted EBITDA and adjusted EBITDA margin to present its underlying operating performance excluding certain impacts of acquisitions. These measures now exclude the amortization of acquisition related intangibles, the change in fair value of acquisition liabilities, and foreign exchange gains and losses associated with the translation of balance sheet and income statement items related to acquisitions and U.S. dollar denominated debt issuances, where applicable.
ADJUSTED NET INCOME AND ADJUSTED EARNINGS PER SHARE
CI defines adjusted net income as net income attributable to common shareholders excluding amortization of acquisition related intangibles, the change in fair value of acquisition liabilities, and foreign exchange gains and losses associated with the translation of balance sheet and income statement items related to acquisitions and U.S. dollar denominated debt issuances, and net of other provisions and adjustments. CI believes that these items affect the comparability of operating results from period to period, and these measures allow for better analysis of core operating income and business trends. Adjusted earnings per share is calculated by dividing adjusted net income by average shares outstanding.

TABLE 1: ADJUSTED NET INCOME AND ADJUSTED EARNINGS PER SHARE
[millions of dollars, except per share amounts]	Quarter ended Mar. 31, 2021	Quarter ended Dec. 31, 2020	Quarter ended Mar. 31, 2020
Net Income	124.8	105.7	119.9
Adjustments:
Amortization of acquisition related intangibles	9.9	5.2	1.2
FX (gains) and losses	(20.2)	(2.2)	(5.6)
Change in fair value of acquisition liabilities	22.2	—	—
Legal and restructuring charges	0.8	52.1	8.5
Write-down in assets and investments	7.1	1.8	—
Bond redemption costs	24.7	1.9	—
	44.5	58.8	4.1
Tax effect (recovery) of adjustments	(17.0)	(14.9)	(0.4)
Less:
Non-controlling interest	0.7	0.8	(0.3)
Adjusted net income	151.6	148.7	124.0
Adjusted earnings per share	0.73	0.71	0.56

Q1 Financial Report	7	March 31, 2021

| MANAGEMENT’S DISCUSSION & ANALYSIS |

OPERATING CASH FLOW AND FREE CASH FLOW
CI measures its operating cash flow before the change in operating assets and liabilities, and the actual cash amount paid for interest and income taxes, as these items often distort the cash flow generated during the period. Operating assets and liabilities are affected by seasonality, the timing of interest payments depends on terms in specific debt instruments, and tax installments paid may differ materially from the cash tax accrual.
Free cash flow is calculated as operating cash flow, net of non-controlling interest, excluding foreign exchange gains and losses associated with the translation of balance sheet and income statement items related to acquisitions and U.S. dollar denominated debt issuances, and net of other provisions and adjustments. CI uses this measure, among others, when determining how to deploy capital.

TABLE 2: OPERATING CASH FLOW AND FREE CASH FLOW
[millions of dollars]	Quarter ended Mar. 31, 2021	Quarter ended Dec. 31, 2020	Quarter ended Mar. 31, 2020
Cash provided by operating activities	189.7	77.3	115.9
Net change in operating assets and liabilities	(11.9)	31.6	25.6
Operating cash flow	177.8	108.9	141.5
Adjustments:
FX (gains) and losses	(20.2)	(2.2)	(5.6)
Legal and restructuring charges	0.8	52.1	8.5
Write-down in assets and investments	7.1	1.8	—
	(12.3)	51.7	2.9
Tax effect (recovery) of adjustments	(8.3)	(13.5)	—
Less:
Non-controlling interest	1.7	1.6	(0.3)
Free cash flow	155.6	145.6	144.7
EBITDA, ADJUSTED EBITDA, ADJUSTED REVENUE AND ADJUSTED EBITDA MARGIN
CI uses EBITDA (earnings before interest, taxes, depreciation and amortization) and adjusted EBITDA, which it defines as EBITDA, net of non-controlling interest, excluding the change in fair value of acquisition liabilities, foreign exchange gains and losses associated with the translation of balance sheet and income statement items related to acquisitions and U.S. dollar denominated debt issuances, and net of other provisions and adjustments, to assess its underlying profitability prior to the impact of its financing structure, income taxes and amortization and depreciation. This permits comparisons of companies within the industry, normalizing for different financing methods and levels of taxation. Adjusted EBITDA is a measure of operating performance, a facilitator for valuation and a proxy for cash flow.
Adjusted revenue is defined as total revenue net of non-controlling interest, and foreign exchange gains and losses associated with the translation of balance sheet and income statement items related to acquisitions and U.S. dollar denominated debt issuances.
Adjusted EBITDA margin expresses adjusted EBITDA as a percentage of adjusted revenue.

Q1 Financial Report	8	March 31, 2021

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TABLE 3: EBITDA, ADJUSTED EBITDA, ADJUSTED REVENUE, AND ADJUSTED EBITDA MARGIN
[millions of dollars, except per share amounts]	Quarter ended Mar. 31, 2021	Quarter ended Dec. 31, 2020	Quarter ended Mar. 31, 2020
Net Income	124.8	105.7	119.9
Add:
Interest and lease finance	21.3	17.8	14.6
Provision for income taxes	37.4	36.6	43.5
Amortization and depreciation[1]	20.0	14.2	8.6
EBITDA	203.5	174.2	186.6
EBITDA per share	0.98	0.83	0.85
Adjustments:
FX (gains) and losses	(20.2)	(2.2)	(5.6)
Change in fair value of acquisition liabilities	22.2	—	—
Legal and restructuring provision	0.8	52.1	8.5
Write-down in assets and investments	7.1	1.8	—
Bond redemption costs	24.7	1.9	—
	34.6	53.6	2.9
Less:
Non-controlling interest	1.8	1.8	(0.2)
Adjusted EBITDA	236.3	226.0	189.7
Adjusted EBITDA per share	1.14	1.08	0.86

Total revenue	640.4	568.3	499.3
Adjustments:
FX (gains) and losses	(20.2)	(2.2)	(5.6)
Less:
Non-controlling interest	17.0	12.0	0.7
Adjusted revenue	603.2	554.1	493.0
Adjusted EBITDA Margin	39.2%	40.8%	38.5%
1Includes amortization of equity accounted investments of $0.4 million for the quarter ended March 31, 2021 (nil for the quarter ended March 31, 2020 and $0.3 million for the quarter ended December 31, 2020).

Q1 Financial Report	9	March 31, 2021

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NET DEBT
CI calculates net debt as long-term debt (including the current portion) less cash and marketable securities, net of cash required for regulatory purposes and non-controlling interests. Net debt is a measure of leverage and CI uses this measure to assess its financial flexibility.

TABLE 4: NET DEBT
	As at	As at
[millions of dollars]	Mar. 31, 2021	Dec. 31, 2020
Current portion of long-term debt	—	203.8
Long-term debt	2,200.9	2,252.3
	2,200.9	2,456.1
Less:
Cash and short-term investments	248.4	483.6
Marketable securities, excluding CI Investment Services’ securities owned, at market	122.0	118.1
Add:
Regulatory capital and non-controlling interests	25.9	18.0
Net Debt	1,856.4	1,872.4
ASSET MANAGEMENT ADJUSTED INCOME BEFORE TAXES AND NON-SEGMENTED ITEMS
CI assesses the underlying profitability of its Asset Management segment by measuring its adjusted income before taxes and non-segmented items, which it defines as income before tax and non-segmented items as shown in Table 14, excluding amortization of acquisition related intangibles, the change in fair value of acquisition liabilities, foreign exchange gains and losses associated with the translation of balance sheet and income statement items related to acquisitions and U.S. dollar denominated debt issuances, and net of other provisions and adjustments.

TABLE 5: ASSET MANAGEMENT ADJUSTED INCOME BEFORE TAXES AND NON-SEGMENTED ITEMS
[millions of dollars]	Quarter ended Mar. 31, 2021	Quarter ended Dec. 31, 2020	Quarter ended Mar. 31, 2020
Income before taxes and non-segmented items	186.2	139.5	174.8
Adjustments:
Amortization of acquisition related intangibles	0.5	0.5	0.5
FX (gains) and losses	(8.2)	13.0	(4.7)
Legal and restructuring charges	0.1	47.5	7.1
Write-down in assets and investments	—	1.8	—
Bond redemption costs	24.7	1.9	—
	17.1	64.8	2.8
Adjusted Income Before Taxes and Non-Segmented Items	203.3	204.2	177.6

Q1 Financial Report	10	March 31, 2021

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WEALTH MANAGEMENT ADJUSTED INCOME BEFORE TAXES AND NON-SEGMENTED ITEMS
CI assesses the underlying profitability of its Wealth Management segment by measuring its adjusted income before taxes and non-segmented items, which it defines as income before tax and non-segmented items as shown in Table 15, excluding amortization of acquisition related intangibles, the change in fair value of acquisition liabilities, foreign exchange gains and losses associated with the translation of balance sheet and income statement items related to acquisitions and U.S. dollar denominated debt issuances, and net of other provisions and adjustments.

TABLE 6: WEALTH MANAGEMENT ADJUSTED INCOME BEFORE TAXES AND NON-SEGMENTED ITEMS
[millions of dollars]	Quarter ended Mar. 31, 2021	Quarter ended Dec. 31, 2020	Quarter ended Mar. 31, 2020
Income before taxes and non-segmented items	(3.4)	19.7	3.6
Adjustments:
Amortization of acquisition related intangibles	9.4	4.6	0.7
FX (gains) and losses	(12.0)	(15.2)	(0.8)
Change in fair value of acquisition liabilities	22.2	—	—
Legal and restructuring charges	0.7	4.6	1.4
Write-down in assets and investments	7.1	—	—
	27.4	(6.0)	1.3
Adjusted Income Before Taxes and Non-Segmented Items	24.0	13.7	4.9
DEALER GROSS MARGIN
CI monitors its operating profitability on the revenues earned within its Wealth Management segment by measuring its dealer gross margin, which is calculated as administration fee revenue less advisor and dealer fees (previously investment dealer fees), divided by administration fee revenue (all figures before inter-segment eliminations). CI uses this measure to assess the profitability of the Wealth Management segment before SG&A expenses.

TABLE 7: DEALER GROSS MARGIN
[millions of dollars]	Quarter ended Mar. 31, 2021	Quarter ended Dec. 31, 2020	Quarter ended Mar. 31, 2020
Administration fees	212.3	167.9	120.1
Less:
Advisor and dealer fees	144.7	121.4	88.9
	67.6	46.5	31.1
Dealer gross margin	31.9%	27.7%	25.9%
ASSET MANAGEMENT MARGIN
CI assesses the overall performance of the asset management segment using a trailing 12-month asset management margin, where deferred sales commissions, trailer fees, and SG&A expenses are deducted from management fees and measured as a percentage of management fees (all figures are before inter-segment eliminations). This removes distortion caused by other revenues and expenses, eliminates the financing impact of back-end load funds, and eliminates revenue mix variances

Q1 Financial Report	11	March 31, 2021

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because it is measured as a percentage of management fees and not average AUM. Using a trailing 12-month margin eliminates any seasonality associated with SG&A expenses.

TABLE 8: ASSET MANAGEMENT MARGIN
[millions of dollars - trailing 12 months]	Quarter ended Mar. 31, 2021	Quarter ended Dec. 31, 2020	Quarter ended Mar. 31, 2020
Management fees	1,653.0	1,650.1	1,783.1
Less:
Deferred sales commissions paid	6.6	8.0	12.1
Trailer fees	539.2	538.4	578.2
Net management fees	1,107.2	1,103.7	1,192.9
Less:
SG&A expenses	329.4	325.2	358.9
	777.8	778.4	834.0
Asset management margin	47.1%	47.2%	46.8%
SG&A EFFICIENCY MARGIN
CI uses a trailing 12-month SG&A efficiency margin to assess its costs relative to management fees earned, net of deferred sales commissions and trailer fees, which are not directly controllable by CI. SG&A expenses are subtracted from these net management fees and the remainder is measured as a percentage of net management fees. Using a trailing 12-month margin eliminates any seasonality associated with SG&A expenses.

TABLE 9: SG&A EFFICIENCY MARGIN
[millions of dollars - trailing 12 months]	Quarter ended Mar. 31, 2021	Quarter ended Dec. 31, 2020	Quarter ended Mar. 31, 2020
Management fees	1,653.0	1,650.1	1,783.1
Less:
Deferred sales commissions paid	6.6	8.0	12.1
Trailer fees	539.2	538.4	578.2
Net management fees	1,107.2	1,103.7	1,192.9
Less:
SG&A expenses	329.4	325.2	358.9
	777.8	778.4	834.0
SG&A efficiency margin	70.2%	70.5%	69.9%

Q1 Financial Report	12	March 31, 2021

| MANAGEMENT’S DISCUSSION & ANALYSIS |

ASSETS AND SALES
CI is one of Canada’s largest independent investment fund companies with total assets under management of $138.5 billion and wealth management assets of $102.1 billion at March 31, 2021, as shown in Table 10. Core assets under management represents assets managed by CI Investments and GSFM. Operating results related to core assets under management are included in the Asset Management segment. U.S. assets under management are included in the Wealth Management segment as the related revenues are part of a holistic fee charged to clients for providing wealth management services.
Assets under management increased 25% year over year due to positive investment performance and the acquisitions of One Capital, and Cabana, more than offsetting net redemptions of funds. The 129% increase in wealth management assets from last year was mainly due to the acquisitions of One Capital, Cabana, Congress, BDF, Aligned, Bowling, Stavis Cohen, Doyle, Roosevelt and RGT. Total assets, which include mutual funds, segregated funds, separately managed accounts, structured products, exchange-traded funds, pooled funds and wealth management assets, were $240.6 billion at March 31, 2021, up $84.9 billion from $155.7 billion at March 31, 2020.

TABLE 10: TOTAL ASSETS
	As at	As at
[billions of dollars]	March 31, 2021	March 31, 2020	% change
Core assets under management[1]	132.6	111.1	19
U.S. assets under management	5.9	—	nmf
Total assets under management	138.5	111.1	25
Canadian wealth management	71.1	44.1	61
U.S. wealth management	31.0	0.5	nmf
Total wealth management assets	102.1	44.6	129
Total assets	240.6	155.7	55
1 Includes $32.7 billion of assets managed by CI and held by clients of advisors with Assante, Aligned, and CIPC as at March 31, 2021 and $25.2 billion of assets managed by CI and held by clients of advisors with Assante and CIPC as at March 31, 2020.
Markets in the first quarter of 2021 have been marked by ongoing volatility as the world recovers from the negative effect of the first waves of the COVID-19 pandemic. Consumers and businesses continue to adapt to the containment measures, performance of the housing market continues to be strong, and higher commodity prices are a favourable sign for the economy going forward. While the Canadian economy grew by 0.7% in January and the preliminary report for February indicates a better-than-expected 0.5% increase, Canada’s employment numbers remain below pre-pandemic levels.
The Bank of Canada held interest rates steady in an announcement on March 10, 2021. On March 23, citing positive economic news, Toni Gravelle, Deputy Governor of the Bank of Canada, indicated that as the economy strengthens the Bank will adjust the pace of its quantitative easing program by “slowly easing off the accelerator – but not hitting the brakes”.
For the three months ending March 31, 2021, the MSCI World Index, which reflects returns for developed equity markets around the globe, was up 4.5% in U.S. dollars (3.4% in Canadian dollars), and the S&P 500 Index, a broad representation of the

Q1 Financial Report	13	March 31, 2021

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U.S. equity markets, was up 5.8% in U.S. dollars (4.2% in Canadian dollars). Meanwhile, the S&P/TSX Composite Index was up 7.3% for the first quarter of 2021.
The change in AUM during each of the past five quarters is detailed in Table 11 and a breakdown of CI’s sales is provided in Table 12.

TABLE 11: CHANGE IN TOTAL ASSETS UNDER MANAGEMENT
[billions of dollars]	Quarter ended Mar. 31, 2021	Quarter ended Dec. 31, 2020	Quarter ended Sep. 30, 2020	Quarter ended Jun. 30, 2020	Quarter ended Mar. 31, 2020
Assets under management, beginning	135.052	128.312	125.563	111.065	131.741
Gross sales	6.156	4.863	4.320	3.998	5.103
Redemptions	7.039	7.003	6.330	5.910	7.824
Net sales	(0.883)	(2.140)	(2.010)	(1.911)	(2.721)
Acquisitions (divestitures)	—	—	—	3.957	1.033
Fund performance	4.372	8.880	4.759	12.452	(18.988)
Assets under management, ending	138.541	135.052	128.312	125.563	111.065
Average assets under management	137.142	131.246	129.021	120.104	127.163

Core assets under management, ending	132.626	129.591	123.605	121.286	111.065
Core average assets under management	131.569	126.233	124.626	118.413	127.163
CI reported $0.9 billion in overall net redemptions for the first quarter of 2021. CI’s Canadian retail business, excluding products closed to new investors, had $0.6 billion in net redemptions for the first quarter of 2021, an improvement of $0.7 billion over both the fourth quarter of 2020 and the first quarter of 2020. CI’s Canadian institutional business had net redemptions of $0.4 billion for the first quarter of 2021, an improvement of $0.5 billion over the fourth quarter of 2020 and an improvement of $0.4 billion from the same quarter a year ago. Outside of Canada, GSFM had net sales of $46 million in the first quarter of 2021, improving $0.5 billion from the same quarter a year ago, and CI’s U.S. RIA business had $0.3 billion in net sales. CI’s closed business, comprised primarily of segregated fund contracts that are no longer available for sale, had $0.2 billion in net redemptions for the quarter.

TABLE 12: SALES BREAKDOWN
	Quarter ended March 31, 2021			Quarter ended March 31, 2020
[millions of dollars]	Gross Sales	Redemptions	Net Sales	Gross Sales	Redemptions	Net Sales
Canadian Business
Retail	4,846	5,447	(601)	4,295	5,550	(1,255)
Institutional	630	1,020	(390)	497	1,262	(765)
	5,476	6,467	(991)	4,792	6,812	(2,020)
GSFM
Retail	200	125	75	48	45	3
Institutional	9	38	(28)	246	669	(424)
	209	163	46	294	714	(420)
U.S. RIAs	457	174	284	—	—	—
Closed Business	13	235	(222)	17	298	(281)
Total	6,156	7,039	(883)	5,103	7,824	(2,721)

Q1 Financial Report	14	March 31, 2021

| MANAGEMENT’S DISCUSSION & ANALYSIS |

RESULTS OF OPERATIONS
The table below presents the consolidated results of operations of CI.

TABLE 13: SUMMARY OF QUARTERLY RESULTS
[millions of dollars, except per share amounts]	2021	2020				2019
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
INCOME STATEMENT DATA
Management fees	425.1	415.9	410.4	386.9	422.6	447.3	448.4	451.0
Administration fees	167.5	125.6	86.8	75.9	76.2	78.2	73.2	71.7
Other revenues	47.8	26.8	12.3	12.9	0.5	10.8	7.0	8.2
Total revenues	640.4	568.3	509.5	475.6	499.3	536.3	528.6	530.9

Selling, general & administrative	133.4	116.7	108.8	109.0	115.0	113.8	124.6	124.8
Trailer fees	130.8	129.4	128.0	121.0	131.1	138.7	139.1	140.4
Advisor and dealer fees	108.4	87.0	60.3	53.6	52.5	55.4	51.7	50.6
Deferred sales commissions paid	1.9	1.4	1.4	1.4	3.2	2.4	2.6	3.1
Interest and lease finance	21.3	17.8	17.3	15.8	14.6	14.2	13.8	13.7
Amortization and depreciation	19.6	13.9	11.0	10.0	8.6	8.2	8.2	8.3
Other expenses	62.9	59.9	6.4	4.0	11.0	2.3	2.4	37.4
Total expenses	478.3	426.1	333.2	314.8	335.9	335.2	342.4	378.5

Income before income taxes	162.1	142.2	176.3	160.8	163.4	201.1	186.2	152.4
Income taxes	37.4	36.6	46.1	41.1	43.5	53.8	47.4	40.9
Non-controlling interest	0.6	0.6	(0.4)	(0.4)	(0.3)	(0.3)	(0.2)	(0.3)
Net income attributable to shareholders	124.2	105.0	130.6	120.2	120.2	147.5	139.0	111.9

Earnings per share	0.60	0.50	0.62	0.56	0.55	0.66	0.60	0.47
Diluted earnings per share	0.59	0.50	0.61	0.55	0.54	0.65	0.60	0.47

Dividends paid per share	0.18	0.18	0.18	0.18	0.18	0.18	0.18	0.18

For the quarter ended March 31, 2021, CI reported net income attributable to shareholders of $124.2 million ($0.60 per share) up from $120.2 million ($0.55 per share) for the quarter ended March 31, 2020 and up from $105.0 million ($0.50 per share) for the quarter ended December 31, 2020 as seen in Table 13 above. Effective January 1, 2021, CI amended the definitions of adjusted net income and adjusted earnings per share to present its underlying operating performance excluding certain impacts of acquisitions. Including the adjustments presented in Table 1, adjusted net income attributable to shareholders was $151.6 million ($0.73 per share) for the quarter ended March 31, 2021, up from $124.0 million ($0.56 per share) for the quarter ended March 31, 2020 and $148.7 million ($0.71 per share) for the quarter ended December 31, 2020. The increase from both comparable periods was mainly due to higher management fees from higher average AUM in the asset management segment and an increase in client based revenue from the wealth management segment, more than offsetting the increase in SG&A.

Q1 Financial Report	15	March 31, 2021

| MANAGEMENT’S DISCUSSION & ANALYSIS |

CI’s total revenue was $640.4 million in the first quarter of 2021, an increase of 28.3% when compared to total revenue of $499.3 million in the same period in 2020. On a consecutive quarter basis, total revenue increased 12.7% from $568.3 million. Total revenue included realized and unrealized gains on investments of $4.2 million in the first quarter of 2021, compared with losses on investments of $12.6 million in the same period in 2020, and gains on investments of $9.6 million in the prior quarter. Revenue in the first quarter of 2021 also included $12.6 million of performance fees, representing CI’s share of fees earned by a subsidiary. As presented in Table 3, adjusted revenue was $603.2 million in the first quarter of 2021, an increase from $493.0 million in the same period in 2020, and an increase from $554.1 million in the prior quarter. The increase from both comparable periods was mainly due to higher asset-based revenue from higher average assets and the inclusion of Stavis Cohen, Doyle, Roosevelt, and RGT.
For the quarter ended March 31, 2021, SG&A expenses were $133.4 million, up 16.0% from $115.0 million in the same quarter of 2020 and up from $116.7 million in the prior quarter. The increase in SG&A from the prior year was related to higher variable SG&A resulting from higher average AUM and acquisitions made during the year. The increase from the prior quarter was due to the inclusion of Stavis Cohen, Doyle, Roosevelt, and RGT, and seasonally higher payroll taxes and annual compensation increases.
In the first quarter of 2021, CI paid $1.9 million in deferred sales commissions, compared with $3.2 million in the same quarter of 2020 and $1.4 million in the prior quarter. Consistent with the Canadian mutual fund industry, CI’s sales into deferred load funds have been steadily decreasing over the past decade.
Interest expense of $21.3 million was recorded for the quarter ended March 31, 2021 compared with $14.6 million for the quarter ended March 31, 2020 and $17.8 million for the quarter ended December 31, 2020. The change in interest expense reflects the changes in average debt levels and interest rates, as discussed under the Liquidity and Capital Resources section.
For the first quarter of 2021, CI recorded $37.4 million in income tax expense for an effective tax rate of 23.0% compared to $43.5 million, or 26.6%, in the first quarter of 2020, and $36.6 million, or 25.7%, in the prior quarter. The effective tax rate for the current quarter was lower than comparable periods due to the tax effect of translation-related foreign exchange gains. CI’s effective tax rate may differ from its statutory tax rate, which is currently 26.5%, as a result of some expenses being nondeductible or partially deductible, or some revenue items not being fully taxable.
ASSET MANAGEMENT SEGMENT
The Asset Management segment is CI’s largest business segment and its operating results are presented in Table 14. This segment excludes U.S. assets under management, as the related revenues are part of a holistic fee charged to clients for providing wealth management services. Accordingly, the key performance indicator for the asset management segment is the level of core AUM.

Q1 Financial Report	16	March 31, 2021

| MANAGEMENT’S DISCUSSION & ANALYSIS |

TABLE 14: RESULTS OF OPERATIONS - ASSET MANAGEMENT SEGMENT
[millions of dollars]	Quarter ended Mar. 31, 2021	Quarter ended Dec. 31, 2020	Quarter ended Mar. 31, 2020
Management fees	429.2	419.6	426.3
Other revenue	24.7	0.8	(9.8)
Total revenue	453.9	420.5	416.5

Selling, general and administrative	89.0	82.5	84.9
Trailer fees	139.0	137.2	138.2
Deferred sales commissions paid	2.0	1.5	3.4
Amortization and depreciation	7.2	6.7	5.9
Other expenses	30.4	52.7	9.2
Total expenses	267.7	280.5	241.6

Non-controlling interest	—	0.4	0.1
Income before taxes and non-segmented items	186.2	139.5	174.8
Revenues
Revenues from management fees were $429.2 million for the quarter ended March 31, 2021, an increase of 0.7% from $426.3 million for the quarter ended March 31, 2020 and an increase of 2.3% from $419.6 million for the quarter ended December 31, 2020. Net of inter-segment amounts, management fees were $425.1 million for the first quarter of 2021, versus $422.6 million for the first quarter of 2020, and $415.9 million for the fourth quarter of 2020. The increase in management fees from both comparable periods was due to increases in core average AUM. Net management fees (management fees less trailer fees and deferred sales commissions) as a percentage of core average AUM were 0.888%, down from 0.900% for the first quarter last year and relatively unchanged from 0.886% for the prior quarter.
For the quarter ended March 31, 2021, other revenue was $24.7 million versus $(9.8) million for the quarter ended March 31, 2020 and $0.8 million for the quarter ended December 31, 2020. Other revenue included $8.2 million of foreign exchange gains and $4.2 million of realized and unrealized gains on investments in the first quarter of 2021. This compares with $4.7 million of foreign exchange gains and $12.6 million of investment losses in the same period in 2020, and $13.0 million of foreign exchange losses and $9.6 million of investment gains in the prior quarter. Other revenue in the first quarter of 2021 also included $12.6 million of performance fees, representing CI’s share of fees earned by subsidiary.
Expenses
SG&A expenses for the Asset Management segment were $89.0 million for the quarter ended March 31, 2021, compared with $84.9 million for the first quarter in 2020 and $82.5 million for the prior quarter. Changes from the prior periods are primarily due to changes in variable SG&A and seasonally higher payroll taxes and annual compensation increases. As a percentage of core average AUM, SG&A expenses were 0.274% for the quarter ended March 31, 2021, compared to 0.268% for the quarter ended March 31, 2020 and 0.260% for the quarter ended December 31, 2020.

Q1 Financial Report	17	March 31, 2021

| MANAGEMENT’S DISCUSSION & ANALYSIS |

Trailer fees were $139.0 million for the quarter ended March 31, 2021, up 0.6% from $138.2 million for the quarter ended March 31, 2020 and up 1.3% from $137.2 million for the quarter ended December 31, 2020. Net of inter-segment amounts, this expense was $130.8 million for the quarter ended March 31, 2021 versus $131.1 million for the first quarter of 2020 and $129.4 million for the fourth quarter of 2020. Changes from the prior periods are due to changes in core average AUM.
In the first quarter of 2021, before inter-segment eliminations, CI paid $2.0 million in deferred sales commissions, compared with $3.4 million in the same quarter of 2020 and $1.5 million in the prior quarter. Consistent with the Canadian mutual fund industry, CI’s sales into deferred load funds have been steadily decreasing over the past decade.
Other expenses for the quarter ended March 31, 2021 were $30.4 million, compared to $9.2 million for the quarter ended March 31, 2020 and $52.7 million for the quarter ended December 31, 2020. Other expenses included $24.7 million of early bond redemption costs in the first quarter of 2021, compared to nil in the first quarter of 2020, and $1.9 million in the prior quarter. Other expenses for the quarter ended December 31, 2020 also included legal and restructuring charges and investment write-downs totaling $49.3 million.
On a trailing 12-month basis, CI’s asset management margin was 47.1%, up from 46.8% for the same period last year. The asset management margin for the first quarter of 2021 was 46.4% compared to 46.9% in the first quarter of 2020 and 47.3% in the prior quarter. CI’s current quarter SG&A efficiency margin was 69.1%, down from 70.2% in the first quarter of last year and 70.6% in the prior quarter. The calculations and definitions of asset management margin and SG&A efficiency margin can be found in the “Non-IFRS Measures” section.
Income before taxes and non-segmented items for the segment was $186.2 million for the quarter ended March 31, 2021, up 6.5% from $174.8 million in the same period in 2020 and up 33.5% from $139.5 million in the previous quarter. Excluding the adjustments presented in Table 5, income before taxes and non-segmented items was $203.3 million for the first quarter of 2021, compared to $177.6 million for the first quarter of 2020 and $204.3 million for the prior quarter.
WEALTH MANAGEMENT SEGMENT
The Wealth Management segment operating results are presented in Table 15. The results include revenue and expenses derived from the management of investment products for clients of U.S. wealth management companies, as part of the holistic services provided by those firms.

Q1 Financial Report	18	March 31, 2021

| MANAGEMENT’S DISCUSSION & ANALYSIS |

TABLE 15: RESULTS OF OPERATIONS - WEALTH MANAGEMENT SEGMENT
[millions of dollars]	Quarter ended Mar. 31, 2021	Quarter ended Dec. 31, 2020	Quarter ended Mar. 31, 2020
Administration fees	212.3	167.9	120.1
Other revenue	23.1	26.0	10.3
Total revenue	235.4	194.0	130.4

Selling, general and administrative	48.6	38.0	33.8
Advisor and dealer fees	144.7	121.4	88.9
Amortization and depreciation	12.4	7.2	2.7
Other expenses	32.5	7.3	1.8
Total expenses	238.2	173.9	127.3

Non-controlling interest	0.7	0.4	(0.5)
Income before taxes and non-segmented items	(3.4)	19.7	3.6
Revenues
Administration fees were $212.3 million for the quarter ended March 31, 2021, an increase of 76.8% from $120.1 million for the same period a year ago and an increase of 26.4% from $167.9 million for the prior quarter. The increase from the prior year was related to higher average wealth management assets and acquisitions made during the year. The increase from the prior quarter was related to higher average wealth management assets, and the inclusion of Stavis Cohen, Doyle, Roosevelt, and RGT. Net of inter-segment amounts, administration fee revenue was $167.5 million for the quarter ended March 31, 2021, up from $76.2 million for the quarter ended March 31, 2020 and up from $125.6 million for the quarter ended December 31, 2020.
For the quarter ended March 31, 2021, other revenue was $23.1 million, up from $10.3 million for the quarter ended March 31, 2020 and down from $26.0 million for the prior quarter. Other revenue is derived mainly from non-advisor associated activities, and included foreign exchange gains of $12.0 million in the first quarter of 2021, compared to $0.8 million of gains in the first quarter of 2020, and $15.2 million of gains in the prior quarter.
Expenses
Advisor and dealer fees were $144.7 million for the quarter ended March 31, 2021 compared to $88.9 million for the first quarter of 2020 and $121.4 million for the quarter ended December 31, 2020. Net of inter-segment amounts, advisor and dealer fees were $108.4 million, up from $52.5 million for the same quarter last year and up from $87.0 million for the prior quarter. Increases from prior periods are mainly a result of acquisitions, and are consistent with changes in client asset levels and associated administration fee revenues.
As discussed in the “Non-IFRS Measures” section of this MD&A and as set out in Table 7, dealer gross margin was $67.6 million or 31.9% of administration fee revenue for the quarter ended March 31, 2021 compared to $31.1 million or 25.9% for the first quarter of 2020 and $46.5 million or 27.7% for the previous quarter.

Q1 Financial Report	19	March 31, 2021

| MANAGEMENT’S DISCUSSION & ANALYSIS |

SG&A expenses for the segment were $48.6 million for the quarter ended March 31, 2021 compared to $33.8 million in the first quarter of 2020 and $38.0 million in the fourth quarter of 2020. Net of inter-segment amounts, SG&A was $44.3 million for the first quarter of 2021, compared with $30.1 million for the first quarter of 2020 and $34.1 million for the fourth quarter of 2020. The increase in SG&A from both comparable periods was mainly attributable to acquisitions made throughout 2020.
Other expenses were $32.5 million for the quarter ended March 31, 2021, up from $1.8 million in the same quarter of 2020 and up from $7.3 million in the fourth quarter of 2020. Other expenses included a $22.2 million loss on the change in fair value of acquisition liabilities in the first quarter of 2021, compared to nil in both prior comparable periods. Depreciation and amortization expenses were $12.4 million for the quarter ended March 31, 2021, up from $2.7 million for the quarter ended March 31, 2020 and up from $7.2 million for the prior quarter. The increase from both prior periods was related to the depreciation of right-of-use assets and amortization of intangibles due to the acquisitions made in the segment.
The Wealth Management segment had income before taxes and non-segmented items of $(3.4) million for the quarter ended March 31, 2021, compared to $3.6 million for the first quarter of 2020 and $19.7 million for the prior quarter. Excluding the adjustments presented in Table 6, income before taxes and non-segmented items was $24.0 million for the first quarter of 2021, compared to $4.9 million for the first quarter of 2020 and $13.7 million for the prior quarter.
LIQUIDITY AND CAPITAL RESOURCES
CI generated $155.6 million of free cash flow in the first quarter of 2021, compared to $144.7 million for the same period in 2020. Reconciliations of free cash flow to cash provided by operating activities are provided in the “Non-IFRS Measures” section and set out in Table 2.
CI primarily uses cash flow to fund capital expenditures, fund acquisitions, pay down debt, pay dividends on its shares, and repurchase shares through its normal course issuer bid. At current levels of cash flow and anticipated dividend payout rates, CI expects to meet its obligations and support planned business operations.
CI’s cash flows may fluctuate, primarily in the first quarter, as a result of the balance of cash income taxes and incentive compensation related to the prior year being paid at the end of February.

Q1 Financial Report	20	March 31, 2021

| MANAGEMENT’S DISCUSSION & ANALYSIS |

TABLE 16: SUMMARY OF CASH FLOWS
	Quarter ended	Quarter ended
[millions of dollars]	March 31, 2021	March 31, 2020
Free cash flow	155.6	144.7
Less:
Investments in marketable securities, net of marketable securities sold	0.1	10.4
Capital expenditures	1.9	5.9
Share repurchases, net of shares issued	112.7	103.9
Dividends paid	37.9	40.0
(Increase) / decrease in debt	263.8	(140.0)
Acquisitions, net of cash acquired	2.3	10.4
Working capital and other items	(27.9)	49.8
	390.8	80.4
Net change in cash	(235.2)	64.4
Cash at January 1	483.6	118.4
Cash at March 31	248.4	182.7
During the first quarter of 2021, CI invested $0.1 million in marketable securities and received nil in proceeds from the disposition of marketable securities. Excluding CI Investment Services’ securities owned, at market, the fair value of CI’s investments as of March 31, 2021 was $122.0 million. This was comprised of seed capital investments in CI funds and strategic investments.
During the three months ended March 31, 2021, CI invested $1.9 million in capital assets, down from $5.9 million in the three months ended March 31, 2020. These investments related primarily to leasehold improvements and technology.
During the three months ended March 31, 2021, CI repurchased 6.6 million shares under its normal course issuer bid at a total cost of $112.7 million, or $17.17 per share. CI had 203,944,785 shares outstanding at the end of March, which differs from CI’s TSX-listed shares outstanding of 206,011,846 by the amount of restricted employee shares held in trust.
CI paid dividends of $37.9 million during the three months ended March 31, 2021. The Board of Directors declared a quarterly dividend of $0.18 per share, payable on October 15, 2021, to shareholders of record on September 30, 2021.
The statement of financial position for CI at March 31, 2021 reflected total assets of $6.113 billion, a decrease of $247.2 million from $6.360 billion at December 31, 2020. This change was primarily due to a decrease in cash balances.
CI’s cash and cash equivalents decreased by $235.2 million in the first quarter of 2021 to $248.4 million, mainly due to restructuring debt, as described in greater detail below. Accounts receivable and prepaid expenses decreased by $41.0 million to $199.8 million as of March 31, 2021. Capital assets decreased by $1.1 million during the three months ended March 31, 2021 as a result of $2.0 million in capital additions less $3.1 million in amortization.
Total liabilities decreased by $220.3 million during the first quarter of 2021 to $4.522 billion at March 31, 2021. The main contributors to the change in liabilities were a decrease in debt and changes to working capital.

Q1 Financial Report	21	March 31, 2021

| MANAGEMENT’S DISCUSSION & ANALYSIS |

At March 31, 2021, CI had $2,212.4 million in outstanding debentures with a weighted average interest rate of 3.40% and a carrying value of $2,200.9 million. CI raised an additional US$260 million by re-opening the December 2020 debenture issuance during the current quarter. CI also completed the early redemption of $200 million of debentures maturing in November 2021 and $325 million of debentures maturing in July 2023 as previously announced. On March 31, 2021, CI had drawn nil against its $700 million credit facility. Principal repayments on any drawn amounts are only required at the maturity of the facility, which is December 11, 2021.
Net debt, as discussed in the “Non-IFRS Measures” section and as set out in Table 4, was $1,856.4 million at March 31, 2021, down from $1,872.4 million at December 31, 2020. The average gross debt level for the three months ended March 31, 2021 was $2,419.4 million, compared to $1,681.7 million for the same period last year.
At March 31, 2021, CI was in a positive working capital position. This, in addition to the availability of its credit facility, reflects the ability of CI to meet its cash flow requirements.
CI’s ratios of debt to adjusted EBITDA and net debt to adjusted EBITDA were 2.3 to 1 and 1.9 to 1, respectively. CI was within its financial covenants with respect to its credit facility, which required that the debt to EBITDA ratio remain below 3.0 to 1, and assets under management not fall below $85 billion, based on a rolling 30-day average.
Shareholders’ equity was $1.554 billion at March 31, 2021, a decrease of $28.0 million from December 31, 2020.
RISK MANAGEMENT
CI is exposed to a number of risks that are inherent in the asset and wealth management business. Some factors which introduce or exacerbate risk are within the control of management and others are, by their nature, outside of CI’s direct control but must still be managed. Effective risk management is a key component to achieving CI’s business objectives and protecting company and client assets. It is an ongoing process involving the Board of Directors and the Company’s Risk Management Committee, comprising senior executives from CI’s core business and operating units. The Board has delegated primary responsibility for oversight of risk management to the Audit and Risk Committee of the Board of Directors.
The Risk Management Committee monitors, evaluates and manages risk to provide reasonable assurance to the Board that CI’s business strategies and activities are consistent with its risk appetite. Risk updates are regularly provided to the Audit and Risk Committee of CI’s Board.
CI has developed an enterprise-wide approach to identifying, measuring, monitoring and managing risk. The members of the Risk Management Committee identify and evaluate specific and material risks, applying both a quantitative and a qualitative analysis to assess the likelihood and impact of occurrence of a particular risk event. Once risks have been identified and rated, strategies and procedures are developed to minimize, transfer or avoid negative consequences. These risk mitigation processes are implemented and monitored with each business unit.
The risks described below are not the only risks facing CI. The risks set out below are risks and uncertainties that the Risk Management Committee currently believe could materially affect CI’s future financial performance. The reader should

Q1 Financial Report	22	March 31, 2021

| MANAGEMENT’S DISCUSSION & ANALYSIS |

carefully consider the risks described below, and the other information contained in this MD&A, including under the heading “Forward-Looking Statements” before making an investment decision.
MARKET RISK
Market risk is the risk of a financial loss resulting from adverse changes in underlying market factors, such as interest rates, equity and commodity prices, and foreign exchange rates. A description of each component of market risk is described below:
CI’s financial performance is indirectly exposed to market risk. Any decline in financial markets or lack of sustained growth in such markets may result in a corresponding decline in the performance of CI’s investment funds and may adversely affect CI’s assets under management and wealth management assets. This may reduce management fees and administration fees, which would reduce cash flow to CI and ultimately impact CI’s ability to meet its financial obligations.
At March 31, 2021, approximately 25% of CI’s assets under management were held in fixed-income securities, which are exposed to interest rate risk. An increase in interest rates causes market prices of fixed-income securities to fall, while a decrease in interest rates causes market prices to rise. CI’s fund managers invest in a well-diversified portfolio of securities across issuers, durations and maturities, which reduces risk. CI estimates that a 100 basis point change in interest rates across the yield curve would cause a change of approximately $40 million to $50 million in annual pre-tax earnings.
About 69% of CI’s assets under management were held in equity securities at March 31, 2021, which are subject to equity risk. Equity risk is classified into two categories: general equity risk and issuer-specific risk. CI employs internal and external fund managers to take advantage of their expertise in particular market niches, sectors and products and to reduce issuer-specific risk through diversification. CI estimates that a 10% change in the value of equities would cause a change of approximately $60 million to $70 million in annual pre-tax earnings.
At March 31, 2021, about 40% of CI’s assets under management were based in Canadian currency. While CI’s concentration in Canadian currency assets reduces its exposure to foreign exchange risk, approximately 45% of CI’s assets under management were based in U.S. currency. Any change in the value of the Canadian dollar relative to U.S. currency will cause fluctuations in CI’s assets under management. CI estimates that a 10% change in Canadian/U.S. exchange rates would cause a change of approximately $20 million to $30 million in annual pre-tax earnings. While portfolio managers may employ currency hedging strategies to mitigate the impact of currency fluctuations, there can be no assurance that such strategies, if employed, will be successful. The exposures and sensitivities noted above do not account for any such currency hedging strategies.
In addition, CI has certain debt obligations that are denominated in U.S. dollars. At March 31, 2021, CI had par value US$960 million of debentures outstanding. Any change in the value of the Canadian dollar relative to the U.S. dollar will impact the translation of this obligation into Canadian dollars and the gain or loss would be reflected in CI’s income. CI estimates that a 100 basis point change in Canadian/U.S. exchange rates would cause a change of approximately $9.6 million in annual pre-tax earnings related to the currency translation of these debentures.

Q1 Financial Report	23	March 31, 2021

| MANAGEMENT’S DISCUSSION & ANALYSIS |

CI has operations in the United States, where the U.S. dollar is the functional currency. Changes in the value of the Canadian dollar relative to the U.S. dollar would impact the translation of net income from CI’s U.S. operations into Canadian dollars. CI estimates that a 100 basis point change in Canadian/U.S. exchange rates would cause a change of approximately $0.2 million in annual pre-tax earnings.
There are risks and limitations with relying on models and it is possible that actual results may differ from those presented above. CI has a control environment that ensures market risks are reviewed regularly. CI’s compliance group reviews and monitors CI’s fund and portfolio investments for compliance with investment policies and regulations. CI also reviews investment processes, portfolio positioning and attribution of results of its investment teams on a regular basis.
POLITICAL AND MACRO-ECONOMIC RISK
CI’s performance is directly affected by the performance of the financial markets which may be influenced by various political, demographic and macro-economic conditions or events, including any political change and uncertainty in the United States and globally. These changes may cause significant volatility and decline in the global economy or specific international, regional and domestic financial markets which are beyond the control of CI. There can be no assurance that financial market performance will be favourable in the future. Any decline in financial markets or lack of sustained growth in such markets may result in a corresponding decline in performance, which could negatively impact CI’s business and impede the growth of CI’s assets under management and revenue.
REDEMPTION RISK
CI earns revenue primarily from management fees earned for advising and managing investment fund assets. The level of these assets is dependent on (i) sales; (ii) redemptions; and (iii) investment performance. Sales and redemptions may fluctuate depending on market and economic conditions, investment preference, or other factors.
Significant redemptions could adversely affect investor fund returns by impacting market values and increasing transaction costs or taxable distributions, which could negatively impact the prospects and operating results of CI.
A rapid and sustained increase in redemptions, particularly in the face of severe market volatility, may also adversely affect fund liquidity, which in turn could negatively affect CI’s reputation and/or result in further declines in assets under management, all of which could have an unfavourable impact on our business, financial condition or operating results.
INFORMATION TECHNOLOGY RISK
CI uses information technology and the internet to streamline business operations and to improve the client and advisor experience. CI has, more recently, been expanding its online footprint by automating its product and service delivery systems and acquiring digital platforms. The use of information technology and the internet, email messaging and other online capabilities, however, exposes CI to information security risk that could have an adverse impact on its business. CI is dependent on its information security policies, procedures and capabilities to protect its computer and telecommunications systems and the data that it stores on or transmits through its information technology systems. Any information technology event, such as a cybersecurity breach or intrusion into CI’s information technology systems, or failure to implement sufficient

Q1 Financial Report	24	March 31, 2021

| MANAGEMENT’S DISCUSSION & ANALYSIS |

controls, could result in unauthorized access to sensitive or confidential information, loss or theft of data, operational disruption, regulatory actions, legal liability or reputational harm.
CI actively monitors this risk and continues to develop and implement technology-enabled controls to protect against cyber threats that are becoming increasingly sophisticated and pervasive. In addition, CI has and will continue to implement safeguards to control access to sensitive information, through password protection, encryption of confidential information and other means. Notwithstanding these measures, CI cannot fully mitigate the risk associated with information technology security. CI is dependent on the efficiency and effectiveness of the technology it uses to secure its information technology environment and keeping pace with a continuously evolving information technology landscape. Malfunction of any technology used by CI or inability to keep pace with evolving cybersecurity advancements may increase CI’s exposure to cybersecurity risk.
CI’s business is also dependent on the physical integrity of its infrastructure, including its office space, storage centers and other facilities. CI has taken precautions to protect the physical security of its infrastructure, and the sensitive information contained therein, through passkey protection, limited after-hours access and clean desk policies. However, a breach of the physical integrity of CI infrastructure may leave sensitive information vulnerable to unauthorized access and use, increasing a possible security risk, which could negatively impact CI’s business and reputation.
DISTRIBUTION RISK
CI distributes its investment products through a number of distribution channels, including brokers, independent financial planners and insurance advisors. CI’s access to these distribution channels is impacted by the strength of the relationship with certain business partners and the level of competition faced from the financial institutions that own those channels. While CI continues to develop and enhance existing relationships, there can be no assurance that CI will, in the future, enjoy the level of access that it has in the past, which would adversely affect its sales of investment products.
COMPETITION RISK
CI operates in a highly competitive environment, with competition based on a variety of factors, including the range of products offered, brand recognition, investment performance, business reputation, financing strength, management and sales relationships, quality of service, level of fees charged and level of commissions and other compensation paid. CI competes with a large number of mutual fund companies and other providers of investment products, investment management firms, broker-dealers, banks, insurance companies and other financial institutions. Some of these competitors have, and potential future competitors may have, greater technical, financial, marketing, distribution or other resources than CI. The trend toward greater consolidation within the investment management industry has increased the strength of a number of CI’s competitors. CI’s competitors seek to expand market share by offering different products and services and more competitive pricing than those offered by CI. While CI continues to develop and market new products and services and remains competitive with respect to fees, there can be no assurance that CI will maintain its current standing or market share or investment performance relative to its competitors, which may adversely affect the business, financial condition or operating results of CI.

Q1 Financial Report	25	March 31, 2021

| MANAGEMENT’S DISCUSSION & ANALYSIS |

STRATEGIC RISK
Strategic risks are risks that directly impact the overall direction of CI and the ability of CI to successfully identify growth opportunities and implement proposed solutions. These risks include the risk of sub-optimal outcomes arising from CI’s choice of strategies, the inability to implement the chosen strategies or their improper implementation. The key strategic risk is the risk that management fails to anticipate, and respond to, changes in the business environment, including demographic, regulatory and competitive changes. CI’s performance is directly affected by the financial market and business conditions, including the legislation and policies of the governments and regulatory authorities having jurisdiction over CI’s operations. These are beyond the control of CI; however, an important part of the risk management process is the ongoing review and assessment of industry and economic trends and changes. Strategies are then designed to effectively respond to any anticipated changes, including identifying acquisition opportunities, developing new business lines, introducing new products, and implementing cost control strategies.
Part of CI’s strategy includes strategic acquisitions and investments in growth opportunities. Strategic acquisitions may benefit CI through increasing fee earning assets, broadening CI’s distribution relationships, enhancing CI’s business capabilities and capturing cost synergies. CI embarks on a thorough due diligence process prior to any acquisition; however, there can be no assurances that the anticipated benefits of any acquisition will be achieved. The success of an acquisition is contingent upon many factors, including retaining key employees, securing assets acquired, obtaining legal and regulatory approvals, integrating operations and vendor relationships, and having favourable economic conditions.
BUSINESS CONTINUITY RISKS
CI's business, operations and financial results may be adversely affected by its ability to mitigate the effect of natural and man-made disasters, including floods, earthquakes, tornadoes, fires, civil unrest, wars, epidemics, and pandemics. The occurrence of any of these events may pose significant challenges to CI’s business continuity, either by exacerbating one or more of the other risks described in this section, or by introducing new risks. CI has a Business Continuity Program that includes Crisis Management, Business Continuity and Technology Recovery response plans. CI’s Crisis Management Team is comprised of senior leadership who are responsible for crisis confirmation and management. In addition, this team is responsible for setting strategy, overseeing response, and ensuring appropriate subject matter experts are engaged in the scenario-dependent crisis response. CI has a comprehensive and stress-tested business continuity plan and technology recovery plan in place to deal with disaster-related scenarios, however there can be no assurance that such plan will be effective to mitigate any adverse effects on CI’s business, financial condition or operating results as a result of any natural or man-made disasters or other similar events, including the recent COVID-19 pandemic.
COVID-19, which has been recognized by the World Health Organization as a pandemic, has spread rapidly and extensively across the globe. Efforts by governments to control the spread of COVID-19 have disrupted normal economic activity both domestically and globally and uncertainty related to the extent, duration and severity of the pandemic has contributed to significant volatility in the financial markets, which may result in a decline in equity and commodity prices and lower interest rates and a corresponding decline in CI’s assets under management. In addition, CI may face declines in its assets under

Q1 Financial Report	26	March 31, 2021

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management as a result of client redemptions related to a variety of COVID-19 related factors including general market pessimism, poor fund performance, or clients’ needs for immediate cash.
To control the spread of COVID-19, many governments at all levels have imposed severe restrictions on business activity and travel. Although certain of these restrictions have subsequently been eased, there can be no certainty when these restrictions will be fully lifted or that they will not be expanded. CI activated its business continuity plan in response to the COVID-19 pandemic to mitigate risks, maintain operational efficiency and service levels, and address the health and safety concerns of our employees, clients and advisors. With few exceptions, all of CI’s business operations are being carried out remotely. The extensive use of remote communication tools and third party services may lead to heightened cybersecurity and privacy risks. Market volatility, increased trading volumes and the requirement to work remotely may result in the deterioration in service levels of certain key service providers. Stress on technology resources, new workplace constraints, personal stress and health concerns may all lead to higher operational risks across all of CI’s businesses. With the emergence of several new services as business critical, key supplier risk may also increase significantly. As part of the plan, CI has implemented enhanced monitoring of network assets and management oversight of business processes, active employee engagement and client communication, and built redundancy for critical services and infrastructure, however there can be no guarantee that this will be effective to mitigate these risks.
Ultimately, the extent to which CI’s business, financial condition and results of operations will be impacted by the COVID-19 pandemic, including the extensive attempts to mitigate its effects, is uncertain and will depend on future developments, which are unpredictable and rapidly evolving.
LIQUIDITY RISK
Liquidity risk is the risk that CI may not be able to generate sufficient funds and within the time required in order to meet its obligations as they come due. While CI currently has access to financing, unfavourable market conditions may affect the ability of CI to obtain loans or make other arrangements on terms acceptable to CI.
LIQUIDITY RISK FOR THE ASSET MANAGEMENT SEGMENT
CI is also exposed to the risk of its investment funds not being able to meet their redemption obligations due to an inability to liquidate the underlying assets in a timely manner. This could be caused by insufficient liquid assets in the fund, an unexpected spike in redemptions triggered by negative market information, sentiment or contagion, adverse liquidity conditions in the financial markets, procedural issues that may delay the liquidation of securities or other factors. Inability to meet its redemption obligations may lead to legal liability, regulatory action and reputational damage. CI has robust mechanisms in place to monitor and maintain adequate liquidity in its investment fund portfolios at all times. However, CI has no control over extreme market events that may result in the sudden loss of liquidity or trigger a run on the funds.
REGULATORY AND LEGAL RISK
CI’s business is dependent upon compliance with and continued registration under securities laws in all jurisdictions in which CI and its subsidiaries carry on business. Laws and regulations applied at the national and provincial or state level generally

Q1 Financial Report	27	March 31, 2021

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grant governmental agencies and self-regulatory bodies broad administrative discretion over the activities of CI, including the power to limit or restrict business activities as well as impose additional disclosure requirements on CI products and services. Possible sanctions include the revocation or imposition of conditions on licenses to operate certain businesses, the suspension or expulsion from a particular market or jurisdiction of any of CI’s business segments or its key personnel or financial advisors, and the imposition of fines and censures. It is also possible that the laws and regulations governing a subsidiary’s operations or particular investment products or services could be amended or interpreted in a manner that is adverse to CI. To the extent that existing or future regulations affecting the sale or offering of CI’s product or services or CI’s investment strategies cause or contribute to reduced sales of CI’s products or lower margins or impair the investment performance of CI’s products, CI’s aggregate assets under management and its revenues may be adversely affected. In addition, the ongoing change in the securities regulatory environment governing CI’s business may require additional human resources and operations which will increase costs.
Given the nature of CI’s business, CI may from time to time be subject to claims or complaints from investors or others in the normal course of business. The legal risks facing CI, its directors, officers, employees or agents in this respect include potential liability for violations of corporate laws, securities laws, stock exchange rules and misuse of investors’ funds. Some violations of corporate laws, securities laws or stock exchange rules could result in civil liability, fines, sanctions, or expulsion from a self- regulatory organization or the suspension or revocation of CI’s right to carry on an existing business. CI may incur significant costs in connection with such potential liabilities.
OPERATIONAL RISK
Operational risk is the risk of loss resulting from inadequate or failed internal processes or systems. The operational risk that CI is exposed to may arise from, technology failures, business disruption, theft and fraud, failure of key third parties, employee errors, processing and execution errors, and inaccurate or incomplete client information. Operational risk may result in a financial loss but can also lead to regulatory sanctions and harm to CI’s reputation. Operational risk driven by people and processes are mitigated through human resources policies and practices, and a strong internal control environment. Operational risks driven by systems and services are managed through controls over technology development and change management as well as enhanced procedures for oversight of third-party service providers. While CI continuously monitors its operational risks, there can be no assurances that CI’s internal control procedures can mitigate all operational risks.
KEY PERSONNEL RISK
The success of CI is dependent to a significant degree upon the contributions of senior management. The loss of any of these individuals, or an inability to attract, retain and motivate sufficient numbers of qualified senior management personnel, could adversely affect CI’s business. The retention of these key managers and the identification and development of the next generation of managers is an area of focus for CI. CI has not purchased any “key person” insurance with respect to any of its directors, officers or key employees and has no current plans to do so.
The success of CI is also dependent upon, among other things, the skills and expertise of its human resources, including the management and investment personnel with specialized skills related to, among other things, marketing, risk management,

Q1 Financial Report	28	March 31, 2021

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credit, information technology, accounting, administrative operations and legal affairs. These highly skilled and often highly specialized individuals play an important role in developing, implementing, operating, managing and distributing CI’s products and services. Accordingly, the recruitment and retention of skilled personnel, continuous training and transfer of knowledge are key activities that are essential to CI’s performance. CI has taken, and will continue to take, steps to encourage our key employees to remain employed at CI, including the implementation of long-service awards, employee engagement strategies and enhanced transparency measures with respect to compensation. In addition, the focus on asset growth and the reliance on investment performance to sell financial products has increased the demand for experienced and high- performing portfolio managers. Compensation packages for these managers may increase at a rate well in excess of inflation and well above the rates of increase observed in other industries and the rest of the labour market. The loss of these individuals or an inability to attract, retain and motivate a sufficient number of qualified personnel could result in a loss of clients and a decline in sales and adversely affect CI’s business.
The market for financial advisors is extremely competitive and is increasingly characterized by frequent movement by financial advisors among different firms. Individual financial advisors CI’s Wealth Management businesses have regular direct contact with clients, which can lead to a strong and personal client relationship based on the client’s trust in the individual financial advisor. The loss of a significant number of financial advisors from any of CI’s Wealth Management businesses could lead to the loss of client accounts which could have a material adverse effect on the results of operations and prospects of that business and, in turn, CI. Although CI uses or have used a combination of competitive compensation structures and equity with vesting provisions as a means of seeking to retain financial advisors, there can be no assurance that financial advisors will be retained.
REPUTATION RISK
Reputation risk is the risk of the potential negative impact arising from the deterioration of CI’s image, adverse stakeholder perception or lower public confidence in the CI brand, its senior management or its products and services due to (i) operational errors, poor performance, misconduct and other actions or inactions of CI, its employees or third party service providers; (ii) regulatory investigation or sanctions, or litigation; and (iii) negative public sentiment. Through its Codes of Conduct, governance practices, risk management programs, policies, procedures and training, CI attempts to prevent and detect any activities by CI officers, directors, and employees that would harm CI’s reputation. However, the sources of reputation risk can be extensive and their impact on CI’s reputation could last long after the issues are satisfactorily addressed. Damage to CI’s reputation can result in reduced share price and market capitalization, increased cost of capital, loss of strategic flexibility, inability to enter or expand into markets, loss of client loyalty and business, regulatory fines or penalties or restrictive agreements with regulators or prosecutors. While all employees, directors and officers are expected to protect the reputation of CI, there can be no assurances that unauthorized activities of such persons may occur which could result in damage to CI’s reputation, which in turn could could adversely affect CI’s business and profitability.

Q1 Financial Report	29	March 31, 2021

| MANAGEMENT’S DISCUSSION & ANALYSIS |

CREDIT RISK
Credit risk is the risk of loss associated with the inability of a third party to fulfill its payment obligations. CI is exposed to the risk that third parties that owe it money, securities or other assets will not perform their obligations. These parties include trading counterparties, customers, clearing agents, exchanges, clearing houses and other financial intermediaries, as well as issuers whose securities are held by CI. These parties may default on their obligations due to bankruptcy, lack of liquidity, operational failure or other reasons. CI does not have significant exposure to any individual counterparty. Credit risk is mitigated by regularly monitoring the credit performance of individual counterparties and holding collateral where appropriate.
One of the primary sources of credit risk arises when CI extends credit to clients to purchase securities by way of margin lending. Margin loans are due on demand and are collateralized by the financial instruments in the client’s account. CI faces a risk of financial loss in the event a client fails to meet a margin call if market prices for securities held as collateral decline and if CI is unable to recover sufficient value from the collateral held. The credit extended is limited by regulatory requirements and by CI’s internal credit policy.
INSURANCE RISK
CI maintains various types of insurance which include financial institution bonds, errors and omissions insurance, directors’, trustees’ and officers’ liability insurance, agents’ insurance, general commercial liability insurance, and cyber liability insurance. Management evaluates the adequacy of CI’s insurance coverage on an ongoing basis. However, there can be no assurance that a claim or claims will not exceed the limits of available insurance coverage, that any insurer will remain solvent or willing to continue providing insurance coverage with sufficient limits or at a reasonable cost or that any insurer will not dispute coverage of certain claims due to ambiguities in the relevant policies. A judgment against CI in excess of available coverage could have a material adverse effect on CI both in terms of damages awarded and the impact on the reputation of CI.
TAXATION RISK
CI is subject to various uncertainties concerning the interpretation and application of Canadian tax laws. CI Investments is considered a large case file by the Canada Revenue Agency and, as such, is subject to audit each year. There is a significant lag between the end of a fiscal year and when such audits are completed. Therefore, at any given time, several years may be open for audit and/or adjustments. While CI regularly assesses the likely outcome of these audits in order to determine the appropriateness of its tax provision, there can be no assurance that CI will accurately predict the outcomes of these audits. If tax authorities disagree with CI’s application of such tax laws, CI’s profitability and cash flows could be adversely affected.

Q1 Financial Report	30	March 31, 2021

| MANAGEMENT’S DISCUSSION & ANALYSIS |

SHARE CAPITAL
As at March 31, 2021, CI had 203,944,785 shares outstanding.
Employee Incentive Share Option Plan: At March 31, 2021, 0.9 million options to purchase shares were outstanding, of which 0.4 million options were exercisable at prices ranging from $27.44 to $28.67.
Restricted Share Unit (“RSU”) Plan: 2,095,460 RSUs were outstanding as at March 31, 2021.
Deferred Share Unit (“DSU”) Plan: 35,437 DSUs were outstanding as at March 31, 2021.
Additional details about the above Plans can be found in Note 6 to the Interim Condensed Consolidated Financial Statements.

Q1 Financial Report	31	March 31, 2021

| MANAGEMENT’S DISCUSSION & ANALYSIS |

CONTRACTUAL OBLIGATIONS
The table that follows summarizes CI’s contractual obligations at March 31, 2021.

TABLE 17: PAYMENTS DUE BY YEAR
[millions of dollars]	Total	1 year or less	2	3	4	5	More than 5 years
Long-term debt	2,212.4	—	—	—	306.0	450.0	1,456.4
Leases	80.7	17.4	16.1	14.9	14.5	10.0	7.8
Total	2,293.1	17.4	16.1	14.9	320.5	460.0	1,464.2
SIGNIFICANT ACCOUNTING ESTIMATES
The March 31, 2021 Consolidated Financial Statements have been prepared in accordance with IFRS. For a discussion of all significant accounting policies, refer to Note 1 of the Notes to the 2020 Consolidated Financial Statements. Note 3 provides a discussion regarding the methodology used for business acquisitions. Note 5 provides a discussion regarding the recoverable amount of CI’s goodwill and intangible assets compared to its carrying value.
DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING
The Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), together with management, are responsible for the design of CI’s disclosure controls and procedures as defined in National Instrument 52-109 (NI 52-109).
Management, under the supervision of the CEO and CFO, is also responsible for the design and maintenance of adequate internal controls over financial reporting as defined in NI 52-109 for the purposes of providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. However, due to its inherent limitations, internal controls over financial reporting can only provide reasonable, not absolute, assurance that the financial statements are free of misstatements.
For the quarter ended March 31, 2021, there have been no changes to the internal controls that have materially affected, or are reasonably likely to affect, internal controls over financial reporting.

Additional information relating to CI, including the most recent audited annual financial statements, management information circular and annual information form, is available on SEDAR at www.sedar.com and on CI’s website at www.cifinancial.com. Information contained in or otherwise accessible through the websites mentioned in this MD&A does not form part of, and is not incorporated by reference into, this MD&A.

Q1 Financial Report	32	March 31, 2021